February 1, 2019
Anuja A. Majmudar
Attorney-Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:    Jagged Peak Energy LLC
Registration Statement on Form S-4/A
Filed January 31, 2019
File No. 333-228776
Ladies and Gentlemen:
On behalf of Jagged Peak Energy LLC, and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-4/A be accelerated to 4:00 p.m., Washington, D.C. time, on February 5, 2019, or as soon as practicable thereafter.
Thank you for your assistance in this matter.

Securities and Exchange Commission
February 1, 2019

Very truly yours,

JAGGED PEAK ENERGY LLC

By:	/s/ Christopher I. Humber
Name:	Christopher I. Humber
Title:	Executive Vice President, General Counsel & Secretary

cc:    Douglas E. McWilliams, Vinson & Elkins L.L.P.